Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FIRST QUARTER 2008 RESULTS

Santiago, Chile, April 28, 2008 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the first quarter ended March 31, 2008. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of March 31, 2008. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31, 2008 (US$1.00=Ch$437.71).

Highlights 1Q 2008

•	Total revenues in Chilean pesos decreased 1.9%.

•	Export sales rose by 13.3% in US dollar terms.

•	Bottled export shipments rose 4.7% to 3,155,000 cases.

•	Bottled domestic sales increased 0.9% in volume and 1.2% by value.

•	Operating income decreased 3% to Ch$8,612 million (US$19.7 million).

•	EBITDA decreased by 3.7% and EBITDA margin declined to 19.9% from 20.3%.

•	Net income decreased 7.6% to Ch$5,785 million (US$13.2 million).

•	Earnings per ADR increased 23% to US$0.37.

First Quarter 2008 Results

Total Revenues

Total Company revenues decreased 1.9% to Ch$ 57,635 million (US$131 million) from Ch$ 58,754 million (US$134 million). Higher sales in the domestic market, higher export revenues and sales from the foreign subsidiaries were offset by the impact of the sharp appreciation of the Chilean peso and lower exchange rate in the quarter.

Table 1
Total Revenues
(in Ch$ millions)

	1Q08	1Q07	% change

Chile:
Domestic - Wine	9,221	9,037	2.0%
Exports to third parties	28,250	30,706	-8.0%
Concha y Toro UK	13,752	12,206	12.7%
Other revenues	2,193	2,271	-3.4%
Argentina:
Domestic -wine	1,181	1,221	-3.2%
Exports - wine	3,038	3,313	-8.3%
TOTAL	57,635	58,754	-1.9%

Domestic Sales, Chile.
Total domestic wine sales (including bulk) grew 2.0% to Ch$9,221 million (US$21.1 million) from Ch$9,037 million (US$20.6 million) in 1Q07. Domestic bottled wine increased 1.2% to Ch$9,146 million (US$20.9 million) following a 0.9% increase in volume and a 0.3% increase in the average price. Bottled wine volume in the domestic market totaled 14 million liters. Sales of bulk wine during the quarter totaled 71 thousand liters.

The 0.9% rise in domestic bottled wine volume reveals a positive quarter for premium and varietal wines increasing 17.3% and 12.4%, respectively. This volume expansion was partially compensated by the slight decline, 0.2%, in the popular segment.

Export Sales.
Sales abroad, including export sales to third parties and those of Concha y Toro UK, decreased 2.1% to Ch$42,002 million in 1Q08 from Ch$42,912 million in 1Q07. The sharp decline of the exchange rate in the quarter, a year-on-year decline of 20% (a fall in the exchange rate from Ch$584 in 1Q07 to Ch$464 in 1Q08), offset dollar revenue growth achieved by the company in the quarter.

•	Exports of Bottled Wine in US$:

The following figures, representing exports in US dollar and volume terms, include exports to third parties as well as to the Company’s distribution subsidiary in the UK. For the quarter, exports increased 13.3% to US$78.6 million from US$69.3 million, with the volume shipped increasing 4.7% and the average price rising 8.3%.

By region the company increased sales as follows: Europe (+12%), Asia (+28%), Canada (+51%), South America (+24.6%) and Central America/Caribbean (+23.5%). Sales decreased 5.9% in the US market.

Graph 1
Export Value (US$) by Region
First Quarter 2008

•          Bottled Wine Sales – Volume:
Year on year, the Company increased its sales volume by 4.7% with shipments of 3,155,000 cases.

Shipments to Asia increased 31%, led by strong growth in Japan and Korea; Canada grew 37%, Central America 13.9% and South America 14%. In Europe volume was up 2.8% driven by a 12% increase in shipments to the UK. Shipment to the US decreased by 12% mainly as a result in a decline of the Frontera range, category where the company has faced increasing competition.

Shipments by segment reveal a 15.5% growth in the premium category and a 7.4% decrease in varietal wines. On the other hand, the bivarietal category rose 6.3% in the quarter.

Prices
•          The average price per case rose 8.3% to US$ 24.9 from US$ 23. This mainly as a result of selective price increases carried out during the quarter and also due to a better mix driven by larger sales of premium wines.

Argentine Operations.
For the quarter, Argentine exports of bottled wine by volume increased 13.4% to 404,680 cases. Exports in value terms (US dollars) increased 18% to US$7.4 million.

On the domestic side, sales in Argentina by volume increased 13.3% to 156,000 cases. Revenues in US dollars increased 25% to US$2.5 million.

Total wine sales of the Argentine operation in Chilean pesos decreased 6.9% to Ch$4,219 million. This result reflects the impact of the sharp appreciation of the Chilean peso. Higher revenues in foreign currency, both in the export and domestic markets, were offset by the lower exchange rate in the period.

Other Revenues.
Other revenues decreased 3.4% to Ch$2,193 million (US$5 million) mainly due to lower fees from bottling services to third parties.

Cost of Sales

Total cost of sales decreased 1.8% to Ch$35,491 million (US$81 million) from Ch$36,134 million (US$82.6 million) in 1Q07, mainly revealing a lower average cost of wine as compared to the same quarter of 2007. Cost of sales as a percentage of total sales edged up to 61.6% from 61.5%, and mainly results from a lower direct cost compensated by a lower exchange rate and its negative impact on sales revenues.

Selling, General and Administrative Expenses (SG&A)

SG&A decreased 1.5% to Ch$13,532 million (US$30.9 million). This results from a decrease in expenses denominated in foreign currency –mainly including marketing expenses and SG&A from the foreign subsidiaries– due to a lower exchange rate in the period. As a percentage of revenues, SG&A increased to 23.5% from the 23.4%.

Operating Income

Operating income decreased to Ch$8,612 million (US$19.7 million) as compared to Ch$8,878 million (US$20.3 million) obtained in the 1Q07. This 3% decline shows the impact of the strong appreciation of the Chilean peso in the quarter. Higher export revenues and revenues from the subsidiaries abroad were offset by the lower exchange rate for the period. The operating margin declined from 15.1% in 1Q07 to 14.9% in 1Q08.

Non-Operating Results

Non-operating result presented a loss of Ch$1,488 million (US$ 3.4 million) as compared to a loss of Ch$1,142 million (US$2.6 million) in 1Q2007. This is mainly explained by a loss obtained in price level restatement and exchange rate differences, both compared to gains in 1Q2007. In addition, the company registered a loss in equity income from related companies. These results were partly compensated by a better net financial result.

•

Interest expenses decreased 5.2% and totaled Ch$1,032 million (US$2.4 million). As of March 31, 2008 total financial debt was Ch$85,472 million (US$195 million), representing a 9.4% reduction from 2007.

Table 2
Non-Operating Results
(Ch$ millions)

	1Q08	1Q07	Change (%)
Non-operating income
Equity Income	-129	-11	1072%
Other non-operating income	142	78	82.7%
T. non-operating income	13	67	-80.3%
Non-operating expenses
Interest Expense	-1,032	-1,088	5.2%
Price Level Restatement	-206	9	-2292%
Exchange Rate Differences	-123	16	-879%
Other Non-operating expenses	-140	-146	-3.8%
T. non-operating expenses	-1,501	-1,209	24.2%
Total	-1,488	-1,142	30.3%

Net Income and Earnings per Share (EPS)
Net income for the period decreased 7.6% to Ch$5,785 million (US$13.2 million) from Ch$6,262 million (US$14.3 million). Based on 719,170,735 weighted average shares, Concha y Toro’s earnings decreased to Ch$8.04 per share for the quarter from Ch$8.71 per share. Earnings per ADR were Ch$160.8 in 1Q08. In US dollar terms, earnings per ADR rose 23% to US$ 0.37 in the first quarter of 2008 from US$ 0.30 a year earlier.

Balance Sheet

Assets
As of March 31, 2008, the Company’s consolidated assets were Ch$396,185 million (US$905 million), which is Ch$23,578 million (US$ 54 million) higher than the figure reported the previous year. The increase stems mainly from a rise in fixed assets, resulting from acquisition of new vineyards and its development and investments in vinification and cellar capacity.

Liabilities
As of March 31, 2008 net financial debt stood at Ch$85,472 million (US$195 million) representing a year-on-year decrease of Ch$8,817 million (US$ 20 million). As of March 31, financial debt to equity ratio decreased to 0.37 from 0.46.

* * * * *

About Viña Concha y Toro
Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 125 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates 7,000 hectares of vineyards in Chile and 957 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 2,434 employees and is headquartered in Santiago, Chile.

-Tables to Follow-

Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of March 31, 2008)

	As of March 31, 2008 Th. Ch$	As of March 31, 2007 Th. Ch$	As of March 31, 2008 Th. Ch$
Assets
Cash and equivalents	5,204,148	1,341,573	11,889
Inventories	90,725,093	84,560,291	207,272
Accounts receivable	56,683,143	59,402,232	129,499
Other current assets	30,096,045	32,208,897	68,758
Total current assets	182,708,429	177,512,993	417,419

Property, plant & equipment, net	197,956,258	178,972,120	452,254
Other assets	15,520,247	16,121,648	35,458

Total assets	396,184,934	372,606,761	905,131

Liabilities and Shareholders’ Equity
Short term debt (1)	30,571,523	38,674,734	69,844
Other current liabilities	66,068,751	62,416,426	150,942
Total current liabilities	96,640,274	101,091,160	220,786
Long term debt (1)	54,900,770	55,614,129	125,427
Other long-term liabilities	14,355,381	12,321,695	32,797
Total long-term liabilities	69,256,151	67,935,824	158,224

Minority interest	17,023	13,321	39
	230,271,486	203,566,456	526,082
Shareholders’ equity

Total liabilities and shareholders’ equity	396,184,934	372,606,761	905,131

(1) includes only financial debt
Exchange rate:US$1.0=Ch$437.71

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of March 31, 2008)

	1Q2008 Th. Ch$	1Q2007 Th. Ch$	Change %
Operating Results

Sales revenues	57,635,051	58,753,604	-1.9%
Cost of sales	-35,490,877	-36,133,596	-1.8%
% of sales	61.6%	61.5%
Gross Margin	22,144,174	22,620,008	-2.1%
% of sales	38.4%	38.5%
Selling & Adm. Expenses	-13,532,040	-13,742,303	-1.5%
% of sales	23.5%	23.4%

Operating Income	8,612,134	8,877,705	-3.0%
% of sales	14.9%	15.1%

Non-Operating Results
-Non-operating income	142,361	77,922	82.7%
-Equity income	-129,211	-11,024	1072%
-Non-operating expenses	-140,071	-145,620	-3.8%
-Financial expenses	-1,032,294	-1,088,420	-5.2%
-Price level restatement	-205,895	9,394	-2292%
-Exchange differences	-122,843	15,762	-879.4%
Non-operating result	-1,487,953	-1,141,986	30.3%

Income before income tax	7,124,181	7,735,719	-7.9%
Less: income tax	-1,338,794	-1,472,323	-9.1%
Minority interest	-754	-975	-22.7%

Net Income	5,784,633	6,262,421	-7.6%

-Earnings per share (Ch$)	8.04	8.71	-7.6%
-Earnings per ADR (US$)	0.37	0.30	23.0%

EBITDA	11,461,745	11,900,482	-3.7%
% sales	19.9%	20.3%

Number of shares	719,170,735	719,170,735

Exchange rate
US$1.0=Ch$437.71